UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )

Mercury Ecommerce Acquisition Corp.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

589381201
(CUSIP Number)

R. Andrew White
3737 Buffalo Speedway, Suite 1750
Houston, Texas 77098
(713) 715-6820
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	589381201
1	NAMES OF REPORTING PERSONS
R. Andrew White

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,986,250

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,986,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,986,250

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.7% (based on the 17,500,000 shares of Class A Common Stock and 5,031,250 shares of Class B Common Stock (“Founder Shares”) reported by the Issuer as outstanding as of July 30, 2021 (including up to 656,250 Founder Shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment option is not exercised in full or in part)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	589381201
1	NAMES OF REPORTING PERSONS
M. Blair Garrou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,861,250

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,861,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,861,250

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.6% (based on the 17,500,000 shares of Class A Common Stock and 5,031,250 Founder Shares reported by the Issuer as outstanding as of July 30, 2021 (including up to 656,250 Founder Shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment option is not exercised in full or in part)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	589381201
1	NAMES OF REPORTING PERSONS
Mercury Sponsor Group I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,986,250

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,986,250

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,986,250

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.7% (based on the 17,500,000 shares of Class A Common Stock and 5,031,250 Founder Shares reported by the Issuer as outstanding as of July 30, 2021 (including up to 656,250 Founder Shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment option is not exercised in full or in part)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Class A common stock (the “Class A Common Stock”) of Mercury Ecommerce Acquisition Corp., a Delaware corporation (the “Issuer” or “MEAC”), whose principal executive offices are located at 3737 Buffalo Speedway, Suite 1750, Houston, Texas 77098.

Item 2.	Identity and Background.

This Schedule 13D is being filed by:

(i)	R. Andrew White, a citizen of the United States residing in Houston, Texas (“Mr. White”);

(ii)	M. Blair Garrou, a citizen of the United States residing in Houston, Texas (“Mr. Garrou”); and

(iii)	Mercury Sponsor Group I, LLC, a Delaware limited liability company (the “Sponsor”, and together with Mr. White and Mr. Garrou, the “Reporting Persons”).

Mr. White is a Manager of the Sponsor, and is the sole manager of SEP SPAC I GP, LLC (“SEP GP”), which is the general partner of SEP SPAC I, LP (“SEP SPAC”).  SEP SPAC owns a 50% membership interest in the Sponsor.  The business address of Mr. White is 3737 Buffalo Speedway, Suite 1750, Houston, Texas 77098.

Mr. Garrou is a Manager of the Sponsor, and is the sole manager of Mercury Sponsor Affiliates I, LLC (“Mercury Sponsor”). Mercury Sponsor owns a 50% membership interest in the Sponsor. Mr. Garrou is also the sole manager of Mercury Houston Partners, LLC (“Mercury Houston”) and of Mercury Affiliates XI, LLC (“Mercury Affiliates”). The business address of Mr. Garrou is 3737 Buffalo Speedway, Suite 1750, Houston, Texas 77098.

The Sponsor has no independent operations, and its principal function is to hold equity interests in MEAC.  The business address of the Sponsor is 3737 Buffalo Speedway, Suite 1750, Houston, Texas 77098.  Mr. White and Mr. Garrou are the sole managers of the Sponsor.  The Sponsor is owned 50% by SEP SPAC and 50% by Mercury Sponsor.  A majority of the membership interests in Mercury Sponsor are owned by Mercury Fund Ventures IV, L.P., which is controlled by its general partner, Mercury Partners, LLC.  Mr. Garrou is one of two managers of Mercury Partners, LLC.  The members of the Sponsor have delegated to the managers of the Sponsor all voting and dispositive power relating to the Founder Shares, Private Warrants and other equity interests of the Issuer owned by the Sponsor.

The managers and executive officers of the Sponsor are set forth on Appendix A, and such managers and executive officers of the Sponsor are referred to herein collectively as the “Listed Persons”).

During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 4, 2021, the Issuer issued 5,031,250 shares (the “Founder Shares”) of Class B common stock of the Issuer to the Sponsor for an aggregate price of $25,000, or approximately $0.005 per share, pursuant to a Securities Subscription Agreement, dated as of March 4, 2021 between the Issuer and the Sponsor.  The Founder Shares included an aggregate of up to 656,250 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment option is not exercised in full or in part, so that the Sponsor will own, on an as-converted basis, 20% of the Issuer’s issued and outstanding shares after the Issuer’s initial public offering (the “IPO”) (assuming the Sponsor did not purchase any units (the “Units”), each consisting of one share of Class A Common Stock and one-half of one redeemable warrant to purchase Class A Common Stock (such warrants, the “IPO Warrants”), in the IPO.  The Sponsor financed the $25,000 purchase of Founder Shares with equity proceeds from its members.

On July 27, 2021, the Issuer and the Sponsor entered into a Private Placement Warrants Purchase Agreement (the “Warrants Purchase Agreement”), pursuant to which the Sponsor agreed to purchase from the Issuer 7,850,000 warrants (or up to 8,637,500 warrants if the over-allotment option in connection with the IPO is exercised in full) (the “Private Warrants”), each Private Warrant entitling the holder to purchase one share of Class A Common Stock at an exercise price of $11.50 per share.  Each of the IPO Warrants and the Private Warrants will generally become exercisable on the later of (i) 30 days after the completion of the Issuer’s initial business combination and (ii) 12 months from the closing of the IPO.

On July 30, 2021, the Issuer issued an aggregate of 17,500,000 Units in the IPO, and issued 7,850,000 Private Warrants to the Sponsor pursuant to the Warrants Purchase Agreement.  In connection with the IPO, the underwriters also allocated and sold 143,107 Units to Mercury Houston and 731,893 Units to Mercury Affiliates.  The Sponsor financed the $7,850,000 purchase of Private Warrants with equity proceeds from its members.  Mercury Houston and Mercury Affiliates financed the aggregate $8,750,000 purchase of Units with equity proceeds from their members.

Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in Item 4 below.

Item 4.	Purpose of the Transaction.

As disclosed in Item 3, in connection with the IPO, the underwriters allocated and sold 143,107 Units to Mercury Houston and 731,893 Units to Mercury Affiliates.  The description of such sales set forth in Item 3 above is hereby incorporated by reference in its entirety into this Item 4.

Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Class A Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, and subject to any restrictions set forth in the Letter Agreement (described below in Item 6), the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interests in Securities of the Issuer.

(a) and (b)

As set forth herein, R. Andrew White may be deemed to have beneficial ownership of 3,986,250 Founder Shares owned directly by the Sponsor, including 656,250 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment option is not exercised in full or in part, based on shared voting and dispositive power over the 3,986,250 Founder Shares owned directly by the Sponsor, including 656,250 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment option is not exercised in full or in part, by virtue of his status as one of two managers of the Sponsor.  Mr. White disclaims beneficial ownership of the Class A Common Stock beneficially owned by the Sponsor except to the extent of his voting and dispositive interests in such shares of Class A Common Stock.

As set forth herein, M. Blair Garrou may be deemed to have beneficial ownership of 4,861,250 shares of Class A Common Stock, including (i) 3,986,250 Founder Shares owned directly by the Sponsor, including 656,250 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment option is not exercised in full or in part.  Mr. Garrou has shared voting and dispositive power over the 4,861,250 shares of Class A Common Stock consisting of (i) 3,986,250 Founder Shares owned directly by the Sponsor, including 656,250 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment option is not exercised in full or in part, by virtue of his status as one of two managers of the Sponsor, (ii) 143,107 shares of Class A Common Stock underlying Units directly owned by Mercury Houston, by virtue of his status as the sole manager of the Mercury Houston, and (iii) 731,893 shares of Class A Common Stock underlying Units directly owned by Mercury Affiliates, by virtue of his status as the sole manager of the Mercury Affiliates. Mr. Garrou disclaims beneficial ownership of the Class A Common Stock beneficially owned by the Sponsor, Mercury Houston and Mercury Affiliates except to the extent of his voting and dispositive interests in such shares of Class A Common Stock.

The Sponsor holds directly 3,986,250 Founder Shares. The Sponsor has no independent operations, and its current principal functions are to directly hold equity interests in the Issuer.

The aforementioned ownership amounts of Common Units by the Reporting Persons are as of July 30, 2021, the closing date of the IPO and the most recent practicable date for this filing on Schedule 13D. The percentage ownership amounts are based on the 175,000,000 shares of Class A Common Units and 5,031,250 Founder Shares (including 656,250 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment option is not exercised in full or in part) reported by the Issuer as outstanding as of July 30, 2021.

(c) Except as otherwise set forth herein or below, none of the Reporting Persons has effected any transactions in Class A Common Stock in the past 60 days.

(d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 4, 2021, the Issuer and the Sponsor entered into a Securities Subscription Agreement (the “Securities Subscription Agreement”), pursuant to which the Sponsor acquired the Founder shares for $25,000.  Pursaunt to the Securities Subscription Agreement, 656,250 Founder Shares are subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment option is not exercised in full or in part.

On March 24, 2001, the Sponsor assigned 160,000 Founder Shares to the independent director nominees of the Issuer at their original purchase price, 35,000 Founder Shares to advisors to the Issuer, and 20,000 Founder Shares to an affiliate of an officer of the Issuer and to another officer of the Issuer.  In connection with changes to the Issuer’s advisors, 5,000 Founder Shares were reassigned in May 2021 at their original purchase price.

On July 27, 2021, the Issuer and the Sponsor entered into the Warrants Purchase Agreement, pursuant to which the Sponsor agreed to purchase from the Issuer 7,850,000 Private Warrants (or up to 8,637,500 Private Qarrants if the over-allotment option in connection with the IPO is exercised in full), each Private Warrant entitling the holder to purchase one share of Class A Common Stock at an exercise price of $11.50 per share.

On July 27, 2021, the Issuer, the Sponsor, and certain other initial stockholders of the Issuer entered into a Letter Agreement (the “Letter Agreement”), pursuant to which such stockholders agreed, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the Issuer’s initial business combination or (B) subsequent to the Issuer’s initial business combination, (x) if the last reported sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property (except for certain exceptions set forth in the Letter Agreement).  Pursuant to such Letter Agreement, the Sponsor, officers and directors have also agreed to waive (i) their redemption rights with respect to any Founder Shares and any public shares held by them in connection with the completion of the Issuer’s initial business combination, (ii) their redemption rights with respect to any Founder Shares and public shares held by them in connection with a stockholder vote to amend the Issuer’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s initial business combination or to redeem 100% of our public shares if the Issuer does not complete its initial business combination within 18 months, or 24 months if the Issuer has signed a definitive agreement with respect to an initial business combination within such 18-month period (or up to 24 months if the Issuer extendd the period of time to consummate a business combination) from the closing of the IPO or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (iii) their rights to liquidating distributions from the trust account with respect to any Founder Shares held by them if the Issuer fails to complete its initial business combination within 18 months, or 24 months if the Issuer has signed a definitive agreement with respect to an initial business combination within such 18-month period (or up to 24 months if the Issuer extends the period of time to consummate a business combination) from the closing of the IPO, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete its initial business combination within the prescribed time frame. The anchor investors have also agreed to vote any Founder Shares held by them in favor of our initial business combination.

On July 27, 2021, the Issuer, the Sponsor, and certain other initial stockholders of the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”).  The Registration Rights Agreement requiring the Issuer to register Founder Shares, shares of Class A Common Stock issuable upon the exercise of Private Warrants and warrants that may be issued to the Sponsor upon conversion of working capital loans for resale (in the case of the Founder Shares, only after conversion to Class A Common Stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Issuer register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the Issuer’s initial business combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Issuer will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, on the earlier of (A) one year after the completion of the Issuer’s initial business combination or (B) subsequent to the Issuer’s initial business combination, (x) if the last reported sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property and (ii) in the case of the Private Warrants and the respective Class A Common Stock underlying such warrants, 30 days after the completion of the Issuer’s initial business combination. the Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

In connection with the consummation of the IPO, the Sponsor entered into investment agreements with nine anchor investors, which provided that such anchor investors were entitled to purchase up to an aggregate of 830,000 Founder Shares at $0.005 per share in connection with their participation in the IPO.  On July 30, 2021, the Sponsor sold and assigned such Founder Shares to the anchor investors immediately following the closing of the IPO.  After giving effect to such sales of Founder Shares, the Sponsor directly owned 3,986,250 Founder Shares, including 656,250 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment option is not exercised in full or in part.

Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 hereto are incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

99.1
Securities Subscription Agreement, dated as of March 4, 2021, between Mercury Ecommerce Acquisition Corp. and Mercury Sponsor Group I LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-254726) filed with the Commission on July 12, 2021).

99.2
Letter Agreement, dated July 27, 2021, among Mercury Ecommerce Acquisition Corp., Mercury Sponsor Group I LLC and certain security holders (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-40679) filed with the Commission on August 2, 2021).

99.3
Registration Rights Agreement, dated July 27, 2021, among Mercury Ecommerce Acquisition Corp., Mercury Sponsor Group I LLC and certain security holders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-40679) filed with the Commission on August 2, 2021).

99.4
Warrants Purchase Agreement, dated July 27, 2021, between Mercury Ecommerce Acquisition Corp. and Mercury Sponsor Group I LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (File No. 001-40679) filed with the Commission on August 2, 2021).

99.5
Form of Investment Agreement between the Mercury Sponsor Group I LLC and each Anchor Investor (incorporated by reference to Exhibit 10.9 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-254726) filed with the Commission on July 12, 2021).

99.6	Joint Filing Agreement among the Reporting Persons dated August 4, 2021.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2021	R. ANDREW WHITE

/s/ R. Andrew White

Dated: August 4, 2021	M. BLAIR GARROU

/s/ M. Blair Garrou

Dated: August 4, 2021	MERCURY SPONSOR GROUP I, LLC

	By:	/s/ R. Andrew White
R. Andrew White, President

APPENDIX A

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
MERCURY SPONSOR GROUP I, LLC

Managers and Executive Officers of Mercury Sponsor Group I, LLC (the “Sponsor”). Set forth below is the name, current business address, citizenship, position with the Sponsor and the present principal occupation or employment of each manager and executive officer of the Sponsor. Unless otherwise indicated below, the current business address for each of the individuals listed below is 3737 Buffalo Speedway, Suite 1750, Houston, Texas 77098. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with the Sponsor; Other Present Principal Occupation

R. Andrew White	Manager; President Manager of RAW Interests, LLC, the general partner of Sweat Equity Partners, L.P.

M. Blair Garrou	Manager; Chairman Managing Director, Mercury Partners, LLC

Winston Gilpin	Chief Financial Officer and Secretary Chief Financial Officer, Mercury Partners, LLC

Christy Cardenas	Vice President and Chief Strategy Officer Managing Partner, Grit Ventures